Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Benitec Biopharma announces participation at the 19th Annual Rodman & Renshaw Global Investment Conference in New York City September 10-12, 2017

Sydney, Australia, 23 August 2017: Benitec Biopharma Limited (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) today announced it will be featured as a presenting company at the 19th Annual Rodman & Renshaw Global Investment Conference, sponsored by H.C. Wainwright & Co., LLC.  The conference is being held on September 10-12, 2017 at Lotte New York Palace Hotel in New York City.

Dr David Suhy, Chief Scientific Officer of Benitec, will provide an overview of Benitec’s business during the live presentation and both he and Greg West, Chief Executive Officer of Benitec, will be available to participate in one-on-one meetings with investors who are registered to attend the conference.

If you are an institutional investor and would like to attend Benitec’s presentation, please click on the following link (www.rodmanevents.com) to register for the Rodman & Renshaw conference, or contact Benitec’s US Investor Relations below. Once your registration is confirmed, you will be prompted to log into the conference website to request a one-on-one meeting with the Company.

Event:	19th Annual Rodman & Renshaw Global Investment Conference

Date:	September 11, 2017

Time:	1:00 – 1:30 p.m. Eastern Time

Location:	Lotte New York Palace Hotel in New York City

The presentation will be webcast live on the Investor Centre section of the Company’s website, http://www.benitec.com/, and a copy of the presentation will be posted in the Investor Centre section prior to the event. The webcast replay will be available for 90 days following the live presentation.

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com

Australia Investor Relations	United States Investor Relations
Market Eye Orla Keegan Director Tel: +61 (2) 8097 1201 Email: orla.keegan@marketeye.com.au	M Group Strategic Communications Jay Morakis Managing Director Tel: +1 212.266.0191 Email: jmorakis@MGroupSC.com

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 | e: info@benitec.com | www.benitec.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including OPMD, head & neck squamous cell carcinoma, retinal based diseases such as wet age-related macular degeneration, and hepatitis B. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain, cancer immunotherapy and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in the press release are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 | e: info@benitec.com | www.benitec.com